UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 5

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person

     Weiss, Michael S.
     30 West 21st Street, 3rd Floor
     New York, NY 10019

2. Issuer Name and Ticker or Trading Symbol

   Genta Incorporated, GNTA

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/99

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

-----------------------------------------------------------------------------------------------------------------------------------
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
-----------------------------------------------------------------------------------------------------------------------------------|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
-----------------------------------------------------------------------------------------------------------------------------------|
-----------------------------------------------------------------------------------------------------------------------------------|

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is  filed  by more  than one  reporting  person,  see  Instruction
4(b)(v).

                                                                         (Over)
                                                    SEC 1474 (7-96) Page 1 of 2


-----------------------------------------------------------------------------------------------------------------------------------
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
-----------------------------------------------------------------------------------------------------------------------------------|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
-----------------------------------------------------------------------------------------------------------------------------------|
Unit Purchase Option  |$110,000|11/17| X  | |           |6.6|12/  |12/  |Series D    |1,073  |(2)    | 0          |I  |Held by     |
(option to acquire    |(2)     |99   |    | |           |084|31/  |31/  |Convertible |shares |       |            |   |Hawkins     |
shares of Series D    |        |     |    | |           |   |97   |07   |Preferred   |of     |       |            |   |Group LLC,  |
Convertible Preferred |        |     |    | |           |   |     |     |Stock, par  |Series |       |            |   |of which    |
Stock and Class D     |        |     |    | |           |   |     |     |value $.001 |D      |       |            |   |the         |
Warrants)(1)          |        |     |    | |           |   |     |     |and Class D |Convert|       |            |   |reporting   |
                      |        |     |    | |           |   |     |     |Warrants    |ible   |       |            |   |person is   |
                      |        |     |    | |           |   |     |     |            |Pref   |       |            |   |a managing  |
                      |        |     |    | |           |   |     |     |            |erred  |       |            |   |member      |
                      |        |     |    | |           |   |     |     |            |and    |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |5,000  |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |Class  |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |D      |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |Warr   |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |ants   |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Series D Convertible  | $0.92  |11/17|X4  | |           |5,6|11/  |none |Comon Stock,|613,332| (1)   | 5,829(3)   |I  |Held by     |
Preferred Stock       |        |99   |(1) | |           |79 |17/  |     |par value   |       |       |            |   |Hawkins     |
                      |        |     |    | |           |   |99   |     |$.001       |       |       |            |   |Group       |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |LLC, of     |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |which the   |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |reporting   |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |person is   |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |a managing  |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |member      |
-----------------------------------------------------------------------------------------------------------------------------------|
Class D Warrant       | $0.91  |11/17|X4  | |           |26,|11/  |6/30 |Common      |26,462 | (1)   | 26,462(3)  |I  |Held by     |
                      |        |99   |(1) | |           |462|17   |02   |Stock,      |       |       |            |   |Hawkins     |
                      |        |     |    | |           |   |99   |     |par Value   |       |       |            |   |Group LLC,  |
                      |        |     |    | |           |   |     |     |$.001       |       |       |            |   |of which    |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |the         |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |reporting   |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |person is a |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |managing    |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |member      |
-----------------------------------------------------------------------------------------------------------------------------------|

Explanation of Responses:

(1) On December 31, 1997, the reporting person acquired beneficial  ownership of
6.6084 options ("Unit Purchase Options") to acquire 6.6084 units, at an initial exercise price of $110,000, each unit consisting of 1,073 shares of Series D Convertible Preferred Stock (convertible into 116,603 shares of issuer common stock) and a Class D Warrant for the purchase of 5,000 shares of issuer common stock. On November 17, 1999, the reporting person effected a cashless exercise of 6.6084 Unit Purchase Options.

(2) Calculated by multiplying the number of shares of common stock underlying the Unit Purchase Options and surrendered through the cashless exercise by the Market Price, as defined in the Unit Purchase Option, of the issuer common stock on November 16, 1999.

(3) As a result of the cashless  exercise:  (ii) the reporting  person surrended
1.3160 Unit Purchase Options,(iii) the reporting person acquired actual ownership of 5,829 shares of Series D Convertible Preferred Stock and a Class D Warrant to purchase 26,462 shares of issuer common stock; and (iii) the reporting person's beneficial ownership of issuer common stock decreased by 157,503 (the aggregate amount of common shares underlying the Series D Convertible Preferred Stock and Class D Warrant surrendered under the cashless exercise). Michael S. Weiss, individually and through the holdings of Hawkins Group, LLC, may be deemed, beneficially, to continue to own 4.74708 Unit Purchase Options.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                          /s/ Michael S. Weiss                February 14, 2000
                          ------------------                  ----------------
                          Michael S. Weiss                    Date
                          Individually and as
                          Managing Member of Hawkins Group, LLC
                          ** Signature of Reporting Person

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                 SEC 1474 (7-96)
                                                                    Page 2 of 2